Exhibit 16(b)
SCHEDULE FOR COMPUTATION OF ADJUSTED NAVS
Adjusted NAVs are derived by dividing the fund's actual NAV by a "factor" that adjusts the NAV for any reinvestment of dividends and capital gains, if any, that occurred during the period. The factor typically starts at "1" beginning at the end of the period and, going backward, increases each time a distribution is paid. (The end of the period adjusted NAV should equal the fund's actual NAV, barring any month-end distributions.)
ADJUSTED NET ASSET VALUE:
            Following Day Dividend + Following Day Capital Gains
Current Day Factor = (----------------------- + 1)(Following Day Factor)
                          Following Day NAV

Where:
 Following Day Factor = 1.0 until the day preceding the first distribution.
   Current Day NAV
  Adjusted NAV =   ---------------
   Current Day Factor